UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Equinox Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29446Y502
(CUSIP Number)

Ross Beaty 1550 – 625 Howe Street Vancouver, BC, V6C 2T6
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 29446Y502	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Ross Beaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,743,340(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,743,340(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,743,340(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(2)
14	TYPE OF REPORTING PERSON IN

(1) Represents (i) 17,784,519 common shares, no par value (the “Common Shares”) of Equinox Gold Corp. (the “Issuer”) held by Ross Beaty, (ii) 1,644,070 Common Shares issuable on the conversion of warrants, options and performance-based restricted stock units (“pRSUs”) held by Ross Beaty and (iii) 1,314,751 Common Shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly-owned and controlled by Ross Beaty (“Kestrel”).

(2) Based on 217,576,402 Common Shares outstanding, calculated as follows, (i) 113,438,263 Common Shares outstanding as of December 20, 2019, as reported on the Issuer’s Joint Management Information Circular, filed with the Securities and Exchange Commission on December 27, 2019, plus (ii) 102,494,069 Common Shares issued in the Arrangement and Beaty Private Placement (each as defined below), plus (iii) 1,644,070 Common Shares issuable on the conversion of warrants, options and pRSUs held by Ross Beaty.

CUSIP No. 29446Y502	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Kestrel Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,314,751
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,314,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.61%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29446Y502	SCHEDULE 13D	Page 4 of 7

Item 1.  Security and Issuer.
This Schedule 13D relates to the Common Shares. The address of the Issuer’s principal executive offices is Suite 1501, 700 West Pender St., Vancouver, BC, V6C 1G8.
Item 2.  Identity and Background.
This Schedule 13D is filed by Ross Beaty and Kestrel (together, the “Reporting Persons”).

(1) Ross Beaty

(a)	Ross Beaty

(b)	1550 – 625 Howe Street, Vancouver, BC, V6C 2T6

(c)	Ross Beaty is the Chairman of the Issuer.

(d)	During the last five years, Ross Beaty has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Ross Beaty has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ross Beaty is a Canadian citizen.

(2) Kestrel

(a)	Kestrel Holdings Ltd.

(b)	1550 – 625 Howe Street, Vancouver, BC, V6C 2T6

(c)	Kestrel is a personal holding company of Ross Beaty.

(d)	During the last five years, Kestrel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Kestrel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	British Columbia
Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Common Shares.
The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director, executive officer and control person of Kestrel is set forth in Annex A to this Schedule 13D and such Annex is incorporated herein by reference. To the best of Kestrel’s knowledge, none of such executive officers, directors or control persons have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding

CUSIP No. 29446Y502	SCHEDULE 13D	Page 5 of 7

of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
The funds used to purchase the Common Shares in the Beaty Private Placement (as defined in Item 5) were the personal funds of Ross Beaty, including funds derived from his personal line of credit with The Bank of Nova Scotia.
Item 4.  Purpose of Transaction.
The Common Shares reported in this Schedule 13D were acquired for investment purposes. Ross Beaty is the Chairman of the board of directors of the Issuer (the “Board”). In such capacity, Ross Beaty participates in the planning and decisions of the Board, which may from time to time include developing plans respecting, or proposing changes in, the management, composition of the Board, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors, the Reporting Persons may purchase additional Common Shares or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Shares or other securities of the Issuer that the Reporting Persons now beneficially own or may hereafter acquire. The Reporting Persons are always considering plans and proposals with respect to the Reporting Persons’ investments in the Issuer that could result in any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a) Based on the most recent information available, the aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b) The numbers of Common Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except for the following transactions, the Reporting Persons have not had any transactions in the Common Shares that were effected during the past 60 days:

Ross Beaty purchased 5,825,242 Common Shares from the Issuer for $35,999,995.56 (or $6.18 per Common Share) on March 10, 2020, in a private placement transaction (the “Beaty Private Placement”). The Beaty Private Placement closed concurrently with the Issuer’s plan of arrangement, pursuant to which the Issuer acquired all of the outstanding securities of Leagold Mining Corporation (the “Arrangement”).

On February 19, 2020, 240,000 pRSUs that were granted to Ross Beaty in connection with his role as Chairman of the Issuer vested. These pRSUs are convertible into 600,000 Common Shares.

(d) Not applicable.

(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Kestrel is wholly-owned and controlled by Ross Beaty.

CUSIP No. 29446Y502	SCHEDULE 13D	Page 6 of 7

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, and is incorporated herein by reference in its entirety.
Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

CUSIP No. 29446Y502	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020

/s/ Ross Beaty
ROSS BEATY

KESTREL HOLDINGS LTD.

By:	/s/ Ross Beaty
Name: Ross Beaty Title: President

Annex A

KESTREL HOLDINGS LTD

Name	Business Address	Principal Occupation or Employment	Citizenship
Ross Beaty, President	1550 – 625 Howe Street, Vancouver, BC, V6C 2T6	Chairman of Equinox Gold Corp.	Canadian